
RECEIVED
PROCESSING
SECTION
363


02026514

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated March 12, 2002, announcing Registrant's response to the two class action lawsuits filed against it.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: 
Yoav Leibovitch
Chief Financial Officer

Dated: March 13, 2002


YAHOO! FINANCE


Business Wire





Tuesday March 12, 3:53 pm Eastern Time

Press Release

SOURCE: Gilat Satellite Networks Ltd.

Gilat Responds to Filing of Class Action Lawsuits

Company Deems Lawsuits to be Without Merit and Intends to Vigorously Defend Its Position

PETAH TIKVA, Israel--(BUSINESS WIRE)--March 12, 2002-- Gilat Satellite Networks Ltd. (Nasdaq: GILTF - news) today announced that it has become aware of two securities class action lawsuits filed against it and certain of its officers and directors.

The litigation includes actions filed on March 11, 2002 in the United States District Court for the Eastern District of New York and on March 11, 2002 in the United States District Court for the Eastern District of Virginia.

These complaints are brought on behalf of purchasers of securities of the Company between August 14, 2000 and October 2, 2001 inclusive, and allege violations of the federal securities laws and claim that the defendants issued material misrepresentations to the market. The Company has not received the complaints to date but has reviewed one of the complaints available online and believes that the lawsuits are without merit. The Company intends to vigorously defend its position in this litigation.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with EchoStar Communications Corp., Microsoft Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, nationwide, always-on, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. Skystar Advantage®, DialAw@y IP(TM) and FaraWay (TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate", ``project", ``intend", ``expect", ``believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks Ltd.
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com
or
RFBinder Partners, New York
Magda Gagliano, 212/994-7549
Magda.Gagliano@RFBinder.com

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